UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008.

Commission File Number 0-26046

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CHINA NATURAL RESOURCES, INC.

(Translation of registrant's name into English)

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Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of Principal Executive Office) (Zip Code)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or

Form 40-F.  Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry into Material Definitive Agreement

On December 28, 2007, China Natural Resources, Inc., through its wholly-owned subsidiary, Yunnan Feishang Mining Co., Ltd. (the “Company”) entered into an agreement with Beijing SinoTech Institute of Mineral Exploration Co., Ltd. (“BSTIME”) and Lueyang Longda Stone Casting Co., Ltd. (“LLSC”).  BSTIME is a subsidiary of the China Non-ferrous Metals Resources Geological Survey, a PRC government authority.  BSTIME and LLSC currently own 70% and 30%, respectively, of Longchuan Metals and Stones Mining Co., Ltd., a corporation organized in the People’s Republic of China (“Longchuan”), and 70% and 30%, respectively, of the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (the “Mine”), located in Jinshizhang District, Longchuan County, Guangdong Province (the “Exploration Right”).  The ore is expected to contain silver, lead, zinc, copper and other minerals.

The Agreement defines the relative rights and obligations of the parties and establishes a framework for the management and operation of the mining enterprise contemplated between BSTIME and the Company.  Under the Agreement:

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The Company will acquire an aggregate of 45% of the outstanding equity of Longchuan from BSTIME (15%) and LLSC (30%) for a purchase price of RMB900,000 (US$123,288), subject to completion of required formalities for the equity transfer which are expected to be completed on or before January 28, 2008.

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Upon full payment of the purchase price by the Company (on or before January 28, 2008), the Company will acquire a 45% interest in the Exploration Right from BSTIME (15%) and LLSC (30%) for a purchase price of RMB37,996,300 (US$5,204,973).

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The aggregate purchase price for the equity in Longchuan and the Exploration Right to be acquired by the Company is RMB38,896,300 (US$5,328,260), of which, RMB10,000,000 has been paid and RMB28,896,300 is required to be paid on or before January 28, 2008.  The purchase price was determined by reference to a valuation prepared by Guangzhou Weineng Mining Right Valuation Office, an unrelated third party.

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Within 360 days following the entering into the Agreement, BSTIME is required to formally transfer the Exploration Right to Longchuan, at which time the Company will transfer its 45% interest in the Exploration Right to Longchuan.

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Prior to the transfer of the Exploration Right to Longchuan, BSTIME will remain responsible for the payment of all expenses attributable to the Exploration Right. Following the transfer, all expenses attributable to the Exploration Right and operating expenses shall be borne by Longchuan.

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The source of funding for the operations of Longchuan shall be mutually determined by the Company and BSTIME.

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Upon completion of registration of the transfer of the equity in Longchuan with the local Administration for Industry and Commerce, Longchuan will become responsible for mining operations and:

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the Board of Directors of Longchuan shall be comprised of five persons, three of whom shall be appointed by BSTIME and two of whom shall be appointed by the Company;

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the Company shall appoint one supervisor for Longchuan;

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the operation and management team of Longchuan shall be comprised of a general manager, to be designated by BSTIME, and a deputy general manager, to be designated by the Company; and

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the Company shall appoint a Chief Financial Officer for Longchuan.

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The parties are liable for the payment of penalties for failing to act within the time required by the Agreement.

It is anticipated that Longchuan will engage in the exploration and mining of non-ferrous metal at the Mine in Jinshizhang District, Guangdong Province, in the PRC.  The Exploration Right covers an area of approximately 52.67 square kilometers, of which approximately 1.45 square kilometers has undergone detailed exploration, and the balance has undergone preliminary exploration.  The valuation relating to the purchase price paid by the Company was performed separately for the detailed and preliminary portions of the exploration area.  However, neither the valuation report nor the limited exploration that has been conducted constitutes a feasibility study and no conclusions should be drawn as to the extent of minerals contained in the exploration area.

The Exploration Right covers the right to explore the exploration area and assess its economic value.  However, a mining license is required prior to the commencement of actual mining operations.   It is anticipated that the transfer of the Exploration Right to Longchuan will take approximately three to six months.  Longchuan has applied for the mining right for the 1.45 square kilometer detailed exploration area of the Mine.  It is anticipated that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.

Prior to commencement of operations, Longchuan will also have to arrange for the construction of a mine, engage employees and contractors to perform mineral extraction and other aspects of mining operations and arrange financing for these and other aspects of its operations.  In addition, Longchuan will be subject to all of the risks inherent in the establishment of a new mining venture, as detailed by the Company from time-to-time in the reports it files with the Securities and Exchange Commission.

We expect to account for our investment in Longchuan using the equity method of accounting.

A copy of the press release disseminated by the Company to disclose its acquisition described elsewhere in this report is furnished as Exhibit 99.1 hereto.

Change in Officers

On January 2, 2008, the Board of Directors of China Natural Resources, Inc. held its 2008 Annual Meeting and, in furtherance of recommendations of the Nominating and Corporate Governance Committee, (a) reelected Li Feilie as the Company’s President and Chief Executive Officer, (b) elected Tam Cheuk Ho as the Company’s Executive Vice President and (c) elected Wong Wah On Edward as the Company’s Chief Financial Officer. Prior to the elections, Mr. Tam and Mr. Wong had served as the Company’s Chief Financial Officer and Financial Controller, respectively, since November 2004. Mr. Wong will continue to serve as the Company’s Corporate Secretary. The Company’s existing employment agreements with Messrs. Tam and Wong will continue in effect and, other than their new titles and corresponding changes in their duties will be unchanged by reason of the elections.

Other Matters

For convenience of the reader, RMB have been converted into US$ based upon the exchange rate of US$1.00 = RMB7.30, as quoted by the People’s Bank of China on December 31, 2007. There is no assurance that RMB can actually be converted into US$ at this or any other rate.

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description

10.1

Agreement dated December 28, 2007, by and among Beijing SinoTech Institute of Mineral Exploration Co., Ltd., Lueyang Longda Stone Casting Co., Ltd. and Yunnan Feishang Mining Co., Ltd. (English translation of original Chinese version)

99.1	Press Release dated January 11, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 11, 2008	By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

10.1

Agreement dated December 28, 2007, by and among Beijing SinoTech Institute of Mineral Exploration Co., Ltd., Lueyang Longda Stone Casting Co., Ltd. and Yunnan Feishang Mining Co., Ltd. (English translation of original Chinese version)

99.1	Press Release dated January 11, 2008